# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROYAL CARIBBEAN CRUISES LTD., CIK 0000884887
CUSIP: V7780T103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1050 Caribbean Way, Miami, Florida (FL), 33132
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-25-005169
Filed by CIK 0001280467

## Reporting persons
- AWILHELMSEN AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 16,435,910; shared voting power 0; sole dispositive power 16,435,910; shared dispositive power 0; aggregate amount beneficially owned 16,435,910 (6.1% of the class)

## Item 1. Issuer
Name of issuer: ROYAL CARIBBEAN CRUISES LTD.
Address of issuer's principal executive offices: 1050 Caribbean Way, Miami, Florida, 33132

## Item 2. Person Filing
Name of person filing: AWILHELMSEN AS
Address of principal business office or, if none, residence:
Beddingen 8
Aker Brygge
1250 Oslo
P.O. Box 1583
Vika N-0118 Oslo
Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 16435910
Percent of class: 6.1%
Sole power to vote or to direct the vote: 16435910
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16435910
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- AWILHELMSEN AS: /s/ Arve Ree, Arve Ree, CEO (05/12/2026)